                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[Mark One]

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002       Commission file Number 0-13147


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
              LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

B. Name of the Issuer of the securities held pursuant to the plan and the address of its principal executive office:
              LESCO, Inc.
              15885 Sprague Road
              Strongsville, Ohio  44136


                              REQUIRED INFORMATION

      See attached financial statements for the Plan for the year ended December 31, 2002.


                                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this anual report to be signed on its behalf by the undersigned here unto duly authorized.

                                      LESCO, Inc. Stock Investment
                                      and Salary Saving Plan and Trust

                                      /s/ Jeffrey L. Rutherford
May 2, 2003                           ------------------------------------
                                      Senior Vice President,
                                      Chief Financial Officer,
                                      Treasurer and Secretary

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

LESCO, Inc. Stock Investment and Salary Savings Plan and Trust
December 31, 2002 and 2001 and the Year ended December 31, 2002 with Report of Independent Auditors

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

             Audited Financial Statements and Supplemental Schedule

                         December 31, 2002 and 2001 and
                          Year ended December 31, 2002



                                    CONTENTS

Report of Independent Auditors............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...........................2
Statement of Changes in Net Assets Available for Benefits.................3
Notes to Financial Statements ............................................4

Supplemental Schedule

Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year).........8

                         Report of Independent Auditors

Plan Administrator
LESCO, Inc. Stock Investment and
   Salary Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of LESCO, Inc. Stock Investment and Salary Savings Plan and Trust as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ ERNST & YOUNG LLP

Cleveland, Ohio
April 25, 2003

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

                 Statements of Net Assets Available for Benefits

                                                  DECEMBER 31
                                            2002               2001
                                         -----------        -----------
ASSETS
Investments, at fair value               $31,684,137        $29,387,512

Receivables:
  Participant contributions                   80,730            161,762
  Employer contribution                       27,342            170,584
                                         -----------        -----------
Total receivables                            108,072            332,346
                                         -----------        -----------
Net assets available for benefits        $31,792,209        $29,719,858
                                         ===========        ===========


See notes to financial statements.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002


ADDITIONS
Investment income:
  Interest and dividend income                                $   339,434

Contributions:
  Participants                                                  3,368,457
  Employer                                                      1,167,485
  Rollover                                                        206,433
                                                              -----------
                                                                4,742,375
                                                              -----------
Total additions                                                 5,081,809

DEDUCTIONS
Net depreciation in fair value of investments                     444,428
Distributions to participants                                   2,516,249
Investment management fees                                         48,781
                                                              -----------
Total deductions                                                3,009,458
                                                              -----------

Net increase                                                    2,072,351
Net assets available for benefits at beginning of year         29,719,858
                                                              -----------
Net assets available for benefits at end of year              $31,792,209
                                                              ===========


See notes to financial statements.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

                          Notes to Financial Statements

                         December 31, 2002 and 2001 and
                          Year ended December 31, 2002


1. DESCRIPTION OF THE PLAN

The LESCO, Inc. Stock Investment and Salary Savings Plan and Trust (the Plan) is a defined contribution plan covering substantially all employees of LESCO, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

CONTRIBUTIONS

An employee electing to become a participant in the Plan authorizes a payroll deduction from eligible earnings for contributions to the Plan in accordance with the Plan document and the Internal Revenue Code (the Code). A participant may direct contributions to be invested in any or all of the investment options offered by the Plan.

The Plan provides that the Company shall contribute to the Plan an amount equal to 50% of the first 6% of eligible compensation that a participant contributes to the Plan. The Company may contribute an additional amount to the Plan at its discretion either in the form of cash or Company stock which would be allocated to each active participant's account based on the participant's annual compensation. There were no discretionary contributions during 2002. Employer contributions are allocated among the investment options offered by the Plan according to the participant's election.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Code.

VESTING

Participant and Company matching contributions are fully vested immediately. Company discretionary contributions vest at the rate of 10% per year for the first four years following contribution and 20% per year thereafter, until fully vested. All contributions are fully vested when the participant reaches age 65. Upon termination of employment with the Company, the nonvested portion of the participant's account is forfeited. Forfeited account balances are allocated amongst active participants.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Individual accounts are maintained for participants which are adjusted for contributions and allocation of Plan earnings. Plan earnings are allocated to participant accounts in proportion to the value of account balances.

LOANS

Participants may borrow from their fund accounts up to an amount equal to the lesser of $50,000 or 50% of the value of their vested account balance at the date the loan is made. Loans are secured by the balance in the participant's account and bear interest at the prime rate in effect at the date of the loan, plus one percent. Loan terms range from one to five years. Repayment of loan principal and interest is made through payroll deductions over the term of the loan.

PAYMENT OF BENEFITS

A participant is entitled to receive the vested full value of his or her account at age 65, upon death or disability prior to retirement, or upon termination of employment. Upon retirement or termination, the participant may elect to receive the distribution in a lump sum or a series of installments.

PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants' accounts become fully vested, and will be distributed to the participants according to the directions of the Plan Advisory Committee administering the Plan.

ADMINISTRATIVE EXPENSES

All significant accounting and administrative fees are paid by the Company at the Company's discretion. Expenses not paid by the Company are paid out of Plan assets.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

2. SIGNIFICANT ACCOUNTING POLICIES

The Plan's financial statements are reported on the accrual basis of accounting.

Investments are stated at fair value. The investment in LESCO, Inc. Common Stock, which is traded on a national securities exchange, is valued at the last reported sales price on the last business day of the year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The investment in the common trust fund is valued based on the redemption price of units in the fund, which is based on the market values of the underlying assets of the fund. Participant loans are valued at their outstanding balances, which approximate fair value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

3. INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. Net realized and unrealized (depreciation) appreciation in the fair value of investments for the year ended December 31, 2002 is as follows:

Common stock                                     $ 2,904,326
Shares of registered investment companies         (3,668,003)
Common trust fund                                    319,249
                                                 -----------
                                                 $  (444,428)
                                                 ===========

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

3. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                            DECEMBER 31
                                       2002              2001
                                    ----------        ----------
LESCO, Inc. Common Stock            $7,359,142        $4,711,828
PNC Investment Contract Fund         6,966,214         6,293,983
Federated Max-Cap Index Fund         6,519,447         8,648,109
Janus Adviser Worldwide Fund         2,628,440         3,347,482
American Balanced Fund               2,933,960         3,100,291

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 16, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

                    EIN: 34-0904517       Plan Number: 002

                   Schedule H, Line 4(i) -- Schedule of Assets
                              (Held at End of Year)

                                December 31, 2002

        IDENTITY OF ISSUE                       DESCRIPTION OF ASSET     CURRENT VALUE
        -----------------                       --------------------     -------------
LESCO, Inc. Common Stock*                            528,295 shares      $  7,359,142

PNC Investment Contract Fund*                Common Trust Fund --           6,966,214
                                                2,798,351 units

Registered Investment Companies:
   Federated Max-Cap Index Fund                      366,467 shares         6,519,447
   Federated Total Return Fund                        83,571 shares           901,734
   Fidelity Advisor Mid-Cap Fund                      31,712 shares           494,397
   American Balanced Fund                            203,465 shares         2,933,960
   American Century Aggressive Fund                   23,508 shares           129,291
   American Century Conservative Fund                  7,057 shares            34,228

   American Century Equity Income Fund                94,754 shares           618,742
   American Century Moderate Fund                      7,273 shares            38,112

   Janus Adviser Worldwide Fund                      121,631 shares         2,628,440
   Janus Adviser Capital Appreciation Fund            24,448 shares           438,100
   Growth Fund of America                             15,379 shares           284,054
   MFS Value Fund                                     79,449 shares         1,312,496
   Blackrock Money Market Fund*                       40,262 shares            40,262

Participant loans*                           At interest rates ranging
                                                from 5.25% to 10.50%          985,518
                                                                         ------------
                                                                         $ 31,684,137
                                                                         ============

* Indicates party-in-interest to the Plan.